EXHIBIT 99.1


 Octasic Teams With RADVISION to Deliver Complete Mobile Video Gateway Solution

  Enriches Mobile Video Portfolio by Offering Solutions for 3G-324M Gateways,
               Video Conferencing, Mobile Video, Video Streaming,
                         and IVVR for Today's 3G Phones

     o    Press Release
     o    Source: Octasic Semiconductor
     o    On 9:00 am EST,  Monday  November  16,  2009

MONTREAL--(Marketwire - 11/16/09) - Octasic Inc., a leading innovator of media processing solutions, today announced it has added RADVISION's 3G-324M stacks to its recently enhanced Vocallo Media Gateway (MGW) solution. The partnership with RADVISION (NASDAQ:RVSN - News), the premier provider of products and technologies for unified visual communications over IP and 3G networks, enables Octasic to deliver a complete gateway solution for the fast-growing mobile video market.

The Vocallo MGW provides a complete video processing solution, controlled via a packet-based API without requiring any DSP programming. Each video stream can be configured independently to adapt content to the appropriate format for each mobile subscriber. In addition to supporting 3G-324M gateways, the enhanced Vocallo MGW can address many video market segments simultaneously, including video messaging adaptation and optimization, video mail servers, on-demand transcoding, mobile video conferencing, video surveillance, and Interactive Voice and Video Response (IVVR).

The inclusion of RADVISION's 3G-324M stacks allows Octasic to meet current needs for 3G handset users, and further increases the spectrum of mobile video services its Vocallo MGW solution supports.

"Our 3G-324M stack enables the development of a wide range of 3G products, handsets and servers," said Anatoli Levine, Director of Product Management at RADVISION. "With Vocallo, video gateway design engineers now have an all-in-one solution that incorporates our 3G-324M stacks to deliver the best in voice and video quality available today." More information about RADVISION products can be found at http://www.radvision.com/Products/Developer/.

Vocallo MGW supports transcoding of H.263, MPEG-4 and H.264 video codecs; provides an adaptive jitter buffer and coordination with audio streams, and a full set of wireless and wireline audio codecs.

"Enhancing our Vocallo MGW with RADVISION's stacks extends our reach in the mobile video gateway market to include today's 3G handsets," says James Awad, product manager at Octasic. "By relying on the industry expert for this protocol, our customers can rest assured that all interoperability testing has been completed, allowing them to focus on the development of video gateway solutions to address today's expanding 3G market."


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About RADVISION

RADVISION (NASDAQ:RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless -- for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit developer.radvision.com and blog.radvision.com. For more information about RADVISION, visit http://www.radvision.com/.

About Octasic

Octasic Inc. is a global provider of media and wireless modem processing silicon and software solutions for the converged carrier, enterprise and end-point communication equipment markets. The company's leading quality VoIP, video and multi-standard wireless basestation DSP solutions are based on Opus, a unique clock-less DSP architecture. Octasic allows next-generation equipment manufacturers to significantly reduce system costs by offering unmatched performance in terms of density and power consumption. Founded in 1998, Octasic is a privately-held company headquartered in Montreal, Canada. For more information on Octasic's video solution, visit www.octasic.com/en/products/vocallo/video.php

Contact:

Octasic PR Contacts
Joyce Radnor or Bree Clidence
SVM Public Relations
+1-617-787-5192 or +1-760-754-7025
Email Contact or Email Contact
RADVISION PR Contacts
Corporate Contact:
Adi Sfadia
Chief Financial Officer
+1-201-689-6340
Email Contact
Media Relations:
Sean Carney
Dukas Public Relations
+1-212-704-7385
Email Contact
Investor Relations:
June Filingeri
Comm-Partners LLC
+1-203-972-0186
Email Contact